Exhibit 99.1
Stratasys Announces Board Authorization of $50 Million Share Repurchase Program

Further Strengthens Company’s Commitment to Cash Flow Generation and Optimization

MINNEAPOLIS & REHOVOT, Israel, September 16, 2024 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors has authorized a share repurchase program allowing for the repurchase of up to $50 million of its ordinary shares.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, said, “We are committed to maximizing shareholder value and believe that maintaining a strong balance sheet and improving our working capital are critical elements of this effort. Our focus is on generating significantly higher profit and cash flow by driving revenue, aligning costs and reinvesting in growth initiatives. In addition, we intend to return value to shareholders through a share repurchase program that reflects the Board’s confidence in our strategy and ability to deliver long-term profitable growth. The program will be tied to our cash position and market conditions in order to ensure Stratasys retains financial strength and flexibility to support ongoing investment in the key growth areas of our business, while identifying and capturing additional value enhancing market opportunities.”

The authorization is part of a number of strategic actions the Company is taking to enhance shareholder value and builds upon its previously announced restructuring plan designed to maintain its industry leadership and better align with evolving market conditions. Stratasys’ previously announced restructuring efforts are expected to produce approximately $40 million in annual cost savings beginning in the first quarter of 2025. These initiatives include rightsizing the Company’s workforce by approximately 15% by the end of the year and enhancing its go-to-market strategy to focus on the highest growth potential products, materials and software solutions. In addition to these restructuring efforts, the Company continues to focus on operational improvements, efficiencies and asset optimization, including monetizing underutilized assets, to further strengthen its balance sheet and drive cash generation.

Under the Board-authorized repurchase plan, the Company’s ordinary shares may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 under the Exchange Act to facilitate repurchases of its shares under this authorization.

The actual timing, number, and value of shares to be repurchased will depend on a number of factors, including the market price of the Company’s ordinary shares, general market and economic conditions, the Company’s financial results and liquidity, and other considerations. The Company expects to fund repurchases with cash on its balance sheet and ongoing cash flow generation.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

Exhibit 99.1
Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including with respect to the Company’s authorized share repurchase plan, statements regarding the Company’s results of operations and financial condition and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: potential objection to the share repurchase plan by the Company’s creditors and/or failure to receive Israeli court approval after any such objection; the Company’s degree of success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of competition and new technologies; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 11, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.